July 3, 2018

Ajay Sikka
Chief Executive Officer
TraqIQ, Inc.
14205 SE 36th Street, Suite 100
Bellevue, WA 98006

       Re: TraqIQ, Inc.
           Offering Statement on Form 1-A filed June 7, 2018
           File No. 024-10849

Dear Mr. Sikka:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 1-A

General

1. Your offering as currently structured is ineligible to be conducted pursuant to Regulation
      A because the portion of the aggregate offering price attributable to the securities of the selling securityholders exceeds the limitation in Rule 251(a)(3) of Regulation A. Please revise your offering so that the portion of the offering price attributable to the securities of the selling securityholders does not exceed 30% of the aggregate offering price.
2. Please revise to include the signatures required by Rule 252(c) of Regulation A.
3. We note your disclosure on the cover page that "the Company currently intends to complete one closing of this Offering" but that you "reserve to undertake one or more closings on a rolling basis." You also state that "if there are no closings or upon termination of this Offering without any corresponding closing, investments for this
 Ajay Sikka
FirstName LastNameAjay Sikka
TraqIQ, Inc.
Comapany NameTraqIQ, Inc.
July 3, 2018
July 3, 2018 Page 2
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FirstName LastName
         Offering will be promptly returned to investors . . . ." We further note your statement on
         page 40 that "No funds will be placed in an escrow account during the offering period and no funds will be returned, once an investor's subscription agreement has been accepted by us or by the Selling Security Holders." Discuss the circumstances under which a closing may not occur.
Offering Circular Summary
The Offering, page 9

4. Your statement that your selling security holders will sell their shares at a fixed price for the duration of the offering conflicts with your statement on page 9 that "[t]his is a fixed price at which the Selling Security Holders may sell their shares until [y]our common stock is quoted on the OTC Markets, at which time the shares may be sold at prevailing market prices or privately negotiated prices." Please revise to clarify here and on page 45, if true, that the selling security holders will sell their shares pursuant to your Regulation A offering at a fixed price. At the market offerings are not permitted under Regulation A.
         Refer to Rule 251(d)(3)(ii) of Regulation A. In addition, your disclosure on page 9 regarding the offering period and the termination of the offering conflicts with your disclosure on the cover page. Revise for consistency.
Risks Factors
The concentration of our capital stock ownership with insiders will likely limit your ability to influence corporate matters, page 17

5. Please expand to disclose the information found on page 36, that Mr. Sikka is entitled to
         50,000 votes of common stock for each share of Series A Preferred Stock, thereby effectively giving him, in addition to his 15,154,384 common share votes, an additional
         2,500,000,000 common share votes. Compare this voting power with the number of shares of common stock to be outstanding after this offering that will not be held by Mr.
         Sikka. Provide similar disclosure in the risk factor on page 19 titled "Because insiders control our activities..."
OmniM2M, Inc., page 28

6. We note your disclosure on page 28 that OmniM2M "provides bundled solutions of hardware, software, connectivity, applications and analytics to address targeted problems in refrigeration, pest control and tank monitoring." Please revise this section to disclose whether OmniM2M manufactures its hardware and designs its software, and describe how the company markets and sells its products and services, including a description of the material terms in its sales contracts with clients. Similarly, we note your disclosure on page 29 that Ci2i Services, Inc. provides IT consulting solutions, predominately in the business intelligence and data analytics arenas. Include a discussion describing the types of "IT consulting solutions" the company provides, how the company markets its services and how the company sells its services. In addition, we note that Microsoft has
 Ajay Sikka
FirstName LastNameAjay Sikka
TraqIQ, Inc.
Comapany NameTraqIQ, Inc.
July 3, 2018
July 3, 2018 Page 3
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FirstName LastName
         traditionally accounted for approximately 90% of Ci2i Services, Inc.'s revenue. Provide a description of the material terms of your agreement with Microsoft and file the agreement as an exhibit to your Form 1-A or advise.
TransportIQ, Inc., page 30

7. Please expand the description of your trucking business by disclosing the number of drivers you currently contract, the regions in which you operate as well as the types of goods that you haul. In addition, please add risk factors to your Risk Factors section that address the risks associated with a business in this industry.
Business
Dependence on Customers, page 31

8. Please explain your statement that "We have built customer relationships in the IIoT and data analytics with Tier 1 customers such as Chipotle, Microsoft, Disney, British
         Petroleum, SalesForce, Expedia and Tomahawk Live Trap." Clarify whether you currently have contracts with or are deriving revenues from these entities.
Management, page 32

9. We note your disclosure on page 8 that James Dubois became a director on April 15,
         2018. Please disclose the information required by Item 11(k), (l) and
(n) of Form S-1
         regarding Mr. Dubois and revise throughout such as on pages 19, 30 and 33 to indicate, if true, that you have three directors. In addition, please update the statement on page 33 that "[o]ur directors' terms of office expire on March 31, 2018" and the statement on page
         34 that "none of our named executive officers received any grants of stock, option awards or other plan-based awards during the period ended December 31, 2016."
10. We note that Lloyd Spencer, your vice president and secretary serves as president and
         CEO of a company that appears to operate in the trucking industry. Include a risk factor addressing the potential conflicts of interest that may arise with Mr. Spencer's role as CEO of Open Road Shipping, Inc. and your trucking business or tell us why such a risk factor is not necessary.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Ajay Sikka
TraqIQ, Inc.
July 3, 2018
Page 4

       You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Anne Parker at 202-551-3611 with any other questions.

FirstName LastNameAjay Sikka
Comapany NameTraqIQ, Inc.
                                                         Division of
Corporation Finance
July 3, 2018 Page 4                                      Office of
Transportation and Leisure
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